
09010511


2008

2008 ANNUAL REPORT

THE WORLD'S LEADING
PHOTONICS SOLUTIONS COMPANY

Welcome to the Newport Corporation 2008 Annual Report. You can learn more about our company, products and markets by navigating through this online version. If you prefer, you can download a printable version of the report by clicking on the link at the top of the page.


Received SEC
APR 07 2009
Washington, DC 20549

Newport

Experience | Solutions

Letter to Stockholders



Without a doubt, the current state of the world's economy made 2008 a difficult time for investors, including our stockholders. However, despite the dislocation caused by the macroeconomic environment, 2008 was a year of many significant accomplishments for Newport. To name just a few:

- We launched an initiative to develop solutions to enhance the solar cell manufacturing process and captured $33.3 million in orders for products and systems for solar cell manufacturing and test applications;
- We completed the start-up phase and manufacturing ramp-up of our new facility in Wuxi, China;
- We completed our three-year project to implement a new SAP system platform globally;
- We streamlined our cost structure to enhance our efficiency and improve our ability to respond to turbulent market conditions; and
- We generated $33.5 million in free cash flow and used this cash to strengthen our balance sheet by buying back a portion of our convertible notes at a significant discount and by reducing our outstanding common shares to position us for greater earnings per share leverage in the future.

These accomplishments, together with Newport's market and technology diversity, position us well to successfully navigate these uncertain economic conditions.

This annual report highlights some of the capabilities and products that continue to enable us to build on our position as the world's leading photonics solutions provider.

A Leader in Photonics for 40 Years

Photonics is the science of generating and harnessing light and encompasses the technology fields of lasers and other light sources, optics, and light detection and measurement. This year, Newport celebrates its 40th anniversary as a company dedicated to using our expertise in photonics technology to enable innovation in some of the world's largest industries. Today, Newport's photonics solutions are:

- Helping to make solar energy more cost-effective and efficient;
- At the heart of the systems that make virtually all of the world's semiconductor devices;
- Enabling the discovery of new medicines and new cures for diseases;
- Enhancing the ability of nations around the world to detect and prevent terrorist activities to improve their security;
- Working literally at "light speed" to mark, drill, print and analyze a wide range of materials, from computer hard disks, to plastics, to paint; and
- Providing scientists and engineers with tools to help them further the world's understanding of energy, materials and our universe.

At the heart of these photonics solutions is our portfolio of 15,000 products that we sell to 40,000 customers around the world. In fact, we are the only company in the world that provides a complete line of lasers, light sources, optical components, precision motion systems, vibration isolation products and photonics instruments. Our value proposition is simple, yet our customers find it to be compelling – Newport has everything they need for all of their photonics applications. We not only have a broad line of highly modular and configurable component products, we also have the ability to integrate our technologies into application-specific solutions that solve some of our customers' toughest challenges.

An illustration of this capability is our development of automated systems to enhance the manufacturing and test processes for solar cells. During 2008, we integrated lasers, optical systems and high-precision motion control devices to develop scribing and edge deletion systems for thin film solar panels that have higher throughput, better precision and greater reliability than any other system on the market. These systems enable our customers to manufacture solar panels that are more efficient, lower cost and longer lasting. The result is more affordable solar energy for utilities, businesses and consumers, and a new $200-million market opportunity for Newport.

The solutions we have developed to enhance solar cell manufacturing illustrate a business model that we can replicate for applications such as bioinstrumentation, defense and security, and materials processing. Our continued development of increasingly higher-precision, lower-cost and more robust photonics products is creating an ever-expanding set of market opportunities for Newport. Photonics solutions have been our business for 40 years, but in many respects we are at the beginning of a new wave of opportunities.

Managing Through the Downturn

As we enter 2009, we face very difficult conditions in some of our end markets. In particular, the semiconductor equipment industry, which comprises a large part of our Microelectronics market, has deteriorated to its lowest levels in almost two decades.* While this industry has historically been cyclical, the current downturn has been prolonged and we see no signs of any significant recovery in the near term. In addition, our business with solar cell manufacturing customers has slowed significantly in recent months as a result of constraints on available capital for new solar projects.

By contrast, our customers in the scientific community continue to be active and, in several countries, are receiving increased governmental funding. While our near-term outlook for the research market remains cautious, we believe it will be relatively resistant to the global economic recession.

By design, the diversity of our end markets partially mitigates the impact of economic cycles. In addition, our value proposition of providing a "one stop shop" of photonics solutions is particularly appealing to customers during economic downturns, as they deal with their own resource constraints in areas such as engineering and procurement. We have historically gained market share during market down-cycles, and we expect this again to be the case in 2009.

To further ensure that Newport is well positioned for success, in September 2008 we initiated several actions to streamline our operations and reduce our costs. These included outsourcing selected manufacturing activities to low-cost regions, transferring additional manufacturing activities to our new Wuxi, China, facility, leveraging our SAP system to achieve improved logistics and supply chain efficiencies, and reducing our headcount and personnel costs. We have effectively implemented these actions, and now expect to reduce our costs by more than $15 million in 2009 compared with 2008.

Another important area of focus for the Newport leadership team is financial management. We consider our generation and effective utilization of cash to be a highlight of 2008. For the year, we generated $33.5 million in free cash flow. We used $17 million of this cash to retire $28 million of our convertible notes and repurchased 1.2 million shares of Newport stock. We plan to continue this intense focus on effective cash management in 2009.

Focus on the Future

As we look to the future and evaluate our strengths, Newport is a capable, stable company with a long history, an extraordinary amount of brand equity, and momentum with customers in core markets. Our photonics product and technology portfolio is broader and deeper than those of our competitors, and customers continue to recognize the value this capability provides. We have also recently made major investments in new technology, overseas manufacturing capability, upgraded information systems and streamlining our cost structure, and we are beginning to realize returns on these investments in 2009.

While economic conditions are subject to ongoing changes, Newport's market diversity, differentiated capabilities and steadfast resolve to maximize the efficiency of our operating model position us well not only to survive, but ultimately to prosper from the current environment. Our fundamental agenda to be the world's leading photonics solutions company is more relevant than ever before, and we have a wonderful team of dedicated employees with the passion and talent to achieve it. While our past includes some significant achievements, clearly Newport's greatest successes lie in the future.

On behalf of everyone at Newport, I thank you for your continued support.

Robert J. Phillippy

President and Chief Executive Officer

*According to the Semiconductor Equipment and Materials trade association SEMI, semiconductor equipment manufacturers headquartered in North America posted $286 million in orders in January 2009 on a three-month average basis. Bookings by the industry are at the lowest levels since 1991. Please refer to www.semi.org for more information.

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Newport

Experience | Solutions

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- Scientific Research, Aerospace and Defense/Security
- Microelectronics
- Life and Health Sciences
- Industrial Manufacturing

Scientific Research, Aerospace and Defense/Security



Newport manufactures a complete portfolio of products that are employed in physics and biology research laboratories all over the world. Major categories include Spectra-Physics® lasers, Oriel® light sources and spectrometers, vibration isolation products and systems, photonics instruments, high-precision positioning systems and optical components. These high-performance, modular and configurable products enable scientific researchers to perform highly sophisticated experiments in leading-edge fields such as spectroscopy, ultrafast phenomena, multiphoton microscopy, terahertz imaging, laser-induced fluorescence, light detection and ranging, and nonlinear optics. Approximately 34% of the company's net sales in 2008 were to customers in these markets.

These markets provide a very stable business platform for Newport. The primary funding sources for research customers are governments, universities, corporate research departments, defense agencies and contractors, and philanthropic organizations such as foundations. While these entities' budgets are not immune to macroeconomic cycles, historically they have been significantly less impacted by the ups and downs of these cycles than Newport's other market segments.

These markets also afford the company an important view of the future technology trends in many of its other markets. Newport's ongoing, collaborative relationship with thought leaders in the scientific community is invaluable in learning about areas where scientists are seeking innovation and how the company can develop products to enable these new applications. Newport is able to identify these new technologies while they are still in the laboratory, provide products to help advance the next generation of technical evolution and innovation, and then use this information to introduce leading-edge products to commercial markets.

LABasix™ Collection Offers Value in Lab Components

In 2008, Newport introduced the LABasix collection, a selection of the company's most popular standard products for researchers. The LABasix Collection, which includes optics, mounts, positioning stages and power meters, is being sold at value-based price points through the www.Newport.com website.


1/2-Inch Optics
1-Inch Optics
2-Inch Optics
Mounts & Accessories
Positioning
Power Meters

A collage of the new LABasix Collection, which includes optics, mounts, positioning stages and power meters.



Military and Defense 2-Axis
Azimuth/Elevation Gimbal System used for
calibration measurement
of a 150 kg rangefinder.

Calibration Systems Serve Defense Markets

For the Aerospace and Defense/Security markets, the company provides a wide range of high-precision products that enable the development, assembly, test and calibration of weapons and defense systems such as advanced guidance, sensor and satellite tracking systems.

An important application of Newport's precision technologies is the development of sophisticated laser targeting systems for military applications. Customers use Newport's high-performance opto-mechanical components and precision motion platforms to calibrate these targeting systems during research, development and testing in order to maximize their accuracy. In 2008, Newport shipped a number of precision motion systems that will be used in the production of laser targeting systems.



OTS™ workstation.

Newport Introduces Highly Flexible Optical Table System

The company first gained recognition in the scientific research market in 1969 for its high-performance optical tables designed to isolate laser experiments from vibration. Newport remains the world's leader in this market.

Newport's latest vibration isolation system, introduced in 2008, combines the unmatched performance and value of Newport's patented SmartTable® optical table family with a new, innovative isolation platform featuring integrated accessories that optimize laboratory space, organization and safety. Configurable to address every customer's performance and budgetary needs, this platform is the only optical table system on the market that can be upgraded with four levels of table function and three isolation options.

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Newport

Experience | Solutions

Microelectronics



Newport supplies laser and photonics technologies for several widely used applications in the microelectronics market, particularly in semiconductor and solar cell manufacturing. Sales to this market contributed 29% of the company's revenues in 2008.

The company entered this market over a decade ago, recognizing that its precision technologies could be influential enablers of the trend toward smaller feature sizes and narrower line widths in semiconductors. For example, Newport's precision motion systems can position semiconductor wafers and devices with resolution of less than one-billionth of a meter and the company's optical systems focus beams of light in the ultraviolet wavelength to inspect and process materials within extremely tight tolerances. Over time, Newport's presence in the microelectronics market has grown. Newport now delivers solutions for demanding semiconductor manufacturing applications such as lithography, wafer inspection, film thickness measurements, wafer dicing and scribing, resistor trimming, hard disk texturing and memory repair.

In 2008, the company made a significant investment in the development of innovative solutions for applications in thin-film solar panel manufacturing. Boosted by government investment support and strong demand from industry and consumers, the production of solar cells has grown rapidly around the world. Newport's solar cell manufacturing and test solutions include automated scribing and edge deletion systems, lasers, solar simulators, advanced positioning systems, optical systems, and test and measurement systems.

Newport's systems for solar cell manufacturing create precise laser scribe lines in thin-film materials, perform laser edge isolation and deletion, and test the performance of solar cells and panels. The company offers several platforms to the industry that support a broad range of applications, solar panel materials and sizes, and processing requirements. In 2009, Newport will continue to invest to develop cutting-edge solutions that improve the efficiency and reduce the cost of solar cells.



SolaryX 420

SolaryX™ Systems for Thin Film PV Manufacturing

In 2008, Newport developed the new SolaryX family of laser scribing and edge deletion systems for the solar panel manufacturing industry. These new systems combine several of Newport's core technologies, including lasers, optics and air-bearing motion control platforms, to offer a fast, flexible and accurate means of scribing thin-film solar panels. SolaryX systems are designed for fast production times, higher throughput, higher precision, low cost of ownership and maximum reliability in rugged industrial environments.

Video: Newport's solutions for photovoltaic manufacturing »


Newport

SolaryX 1600P



SolaryX Edge



The Oriel Sol3A Class AAA Solar Simulator is one of the primary components in Newport's Thin-Film Photovoltaic Test System.

Oriel® Sol3A™ Class AAA Solar Simulator

Newport's Oriel family of products leverages over 40 years' of experience in light source and power supply design. The company's newest, most innovative light source is the Oriel Sol3A solar simulator, created to serve the solar cell manufacturing industry. The Sol3A is available in four beam sizes and is certified to industry standards for wavelength matching, uniformity and stability. Oriel Sol3A simulators use a single-lamp design to meet all three of these performance criteria without compromising solar output power, providing true Class AAA performance. They are long-life, highly reliable, perform well in demanding manufacturing environments and meet all of the technical requirements of customers performing solar cell test and measurement.

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Newport

Experience | Solutions

Life and Health Sciences



Newport provides photonics solutions to the Life and Health Sciences market, which continues to expand its use of photonics as an enabling technology. The company currently participates in two primary applications in this market, bioinstrumentation and components for medical laser systems. This market comprised 19% of the company's sales in 2008.

Newport's lasers, optical subsystems and components are used in advanced diagnostic and analytical instrumentation for applications such as optical coherence tomography, multiphoton and confocal microscopy, flow cytometry, mass spectrometry, laser microdissection, DNA microarrays, biosensors and blood analysis. These technologies enable advancements in the fields of molecular biology, proteomics and drug discovery.

The company's high-power diode lasers serve as the light engines for cosmetic and therapeutic medical applications such as cosmetic surgery, hair removal and a variety of dermatological and dental procedures.

Newport continues to collaborate with customers to develop advanced diagnostic instruments and therapeutic tools. In addition to improving the quality of medical care, these efforts are leading to medical advances that range from finding new approaches to drug development and testing to introducing new methods of imaging brain tissue in support of combating Alzheimer's and other diseases. Newport's goal is to continue to provide products, systems and design solutions for advancements in the science of health care and improvements in the quality of life.



Mai Tai® eHP DeepSee™ laser

Mai Tai® eHP DeepSee™ Laser Unsurpassed for Multiphoton Microscopy

Newport is providing a critical new tool for biomedical research by developing the industry's highest peak power lasers for biological imaging. The company's lasers achieve maximum tissue sample fluorescence for advanced multiphoton microscopy. With over 50% higher peak power than the closest competitive system, Newport's Mai Tai eHP DeepSee laser is able to image much deeper into tissue than alternative methods, with higher brightness and resolution.

The accompanying photos show images of a mouse brain taken with a multiphoton microscope at a 900nm wavelength. The left image was taken using a conventional ultrafast laser and the right image was taken using the Mai Tai eHP DeepSee laser. The DeepSee enables the user to produce images with much greater detail of the cell structure without damaging the tissue.



Images courtesy of Zlokovic Laboratory, University of Rochester Medical Center, Center for Neurological and Vascular Brain Disorders

Video: Holly Aaron of UC Berkeley talks about the Mai Tai DeepSee Laser »



Fluorescence Filters

High-Performance Filters Enhance Fluorescence Microscopy

For more than 15 years, Newport's optical filters for fluorescence detection have provided a critical enabling technology for OEM biotechnology instrumentation such as DNA analyzers, cytometers, microplate readers, thermocyclers and in-vivo imagers. These filters provide the exceptional spectral performance, spectral stability, and physical durability required by high-precision instruments that are designed to detect miniscule levels of fluorescence emission. The company's fluorescence filters are recognized for their very high transmission of signal light, excellent out-of-band rejection of unwanted light, superior image quality and outstanding autofluorescence suppression.

Newport's filters play an important role in furthering life science research and clinical services in applications that span drug discovery, medical forensics, clinical diagnostics, cellular biology and genomics.

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Industrial Manufacturing



The use of photonics technology in industry has expanded as the laser's role has evolved from a device for heavy-duty welding and machining to a high-precision tool incorporated into precision industrial manufacturing applications.

For example, the formation and trimming of plastics and some types of metal can best be done cleanly and precisely using laser technology. High-precision drilling and the exacting cutting of complex patterns are examples of laser machining that is virtually impossible to duplicate with mechanical methods. By optimizing power level, wavelength and laser pulse speed, manufacturers can achieve much finer and more precise cuts.

Newport produces a family of high-performance lasers for precision materials processing that feature precise pulse widths, superior beam quality, high pulse rates, extremely high peak power, exceptional pulse-to-pulse stability, and excellent beam quality in infrared, visible and ultra-violet wavelengths. This combination of performance characteristics makes the company's products an excellent fit for the most demanding high-precision material processing applications including rapid prototyping, micromachining, heat-treating, precision welding and soldering, cutting, micro-drilling, and high-precision marking and engraving. Newport also offers laser technologies for image recording and graphic arts activities such as computer-to-plate pre-press systems, ultra-high-speed printing, photo finishing and holography.

Sales to customers in the industrial manufacturing markets contributed 18% of the company's revenue in 2008.



Alliant laser for applications in non-metal cutting (for example, stent manufacturing), thin metal welding (titanium/copper/stainless steel) and 3D prototyping.

Alliant Fiber Laser Developed for Industrial Machining

Newport is developing fiber lasers for industrial applications, combining the company's expertise in diode lasers and optical fiber technology. These lasers produce an intense brightness that is ideal for high-precision industrial machining applications such as precision cutting, micro-machining, metals and plastics welding, rapid 3D prototyping and graphic image processing. The company's fiber lasers are designed for reliable and long-life operation in rigorous industrial environments.



Newest ProLite Xt diodes – Corvus™, Orion™ and Prosario™ arrays.

ProLite® Xt High Brightness Diode Lasers

Achieve New Performance Levels

Newport's diode lasers have long met the needs of industrial customers with unrivalled reliability and robustness. Continuous design refinements preserve the company's industry-leading performance across its entire diode laser product line.

ProLite Xt diodes extend high power and reliability to a new level. From single bar products to multiple fiber coupled arrays, Newport offers a complete portfolio of high-brightness fiber-coupled diode lasers. Applications include laser pumping and direct materials processing, as well as OEM integration into systems for industrial markets.

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- Scientific Research, Aerospace and Defense/Security
- Microelectronics
- Life and Health Sciences
- Industrial Manufacturing

Corporate Information

Corporate Headquarters

Newport Corporation
1791 Deere Avenue
Irvine, California 92606
949-863-3144

Annual Meeting

Stockholders are cordially invited to attend our 2009 Annual Meeting of Stockholders to be held at 9:00 am PDT, Tuesday, May 19, 2009, at our corporate headquarters.

Investor Relations

We maintain a special investor relations site on our company website at www.newport.com/investors. Through this site, investors may access our news releases, SEC filings and other corporate and financial information, and keep apprised of upcoming company events. In addition, investors may register on this site to receive automatic email notifications regarding our news releases and SEC filings and may submit questions or requests for additional information online.

We also welcome inquiries from our investors and other interested parties by telephone, fax, email or mail. You may contact us at:

Investor Relations
Newport Corporation
P.O. Box 19607

Irvine, California 92623-9607
Telephone: 949-863-3144
Fax: 949-224-0587
E-mail: investor@newport.com

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Transfer Agent and Registrar

Our common stock is traded on the Nasdaq Global Select Market under the symbol NEWP. As of January 3, 2009, the company had approximately 900 common stockholders of record.

Questions about stockholder accounts, including transfer of securities, should be directed to:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
800-468-9716

Stock certificates should be safeguarded. Replacement requires payment of a surety bond premium. If a stock certificate is lost, stolen or destroyed, notify Wells Fargo Bank, N.A. Registered mail should be used whenever stock certificates are mailed.

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Legal Counsel

Stradling Yocca Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, California 92660

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Independent Auditors

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626

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Product Information

For information about our products and services, you may access our web site at www.newport.com, call customer service at 800-222-6440 or email tech@newport.com.

Directors, Committees of the Board and Officers

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Directors

Robert L. Guyett[1(C), 2]
President and Chief Executive Officer
Crescent Management Enterprises, LLC

Michael T. O'Neill[2(C), 3]
President and Chief Executive Officer
Miragene, Inc.

C. Kumar N. Patel[3]
Professor of Physics and Astronomy
University of California, Los Angeles
Chairman and Chief Executive Officer
Pranalytica, Inc.

Robert J. Phillippy
President and Chief Executive Officer
Newport Corporation

Kenneth F. Potashner[2, 3(C)]
Chairman of the Board
Newport Corporation
Independent Investor

Peter J. Simone[1, 3]
Venture Capital Consultant

Markos I. Tambakeras[1, 2]
Former Chairman, Chief Executive Officer
and President
Kennametal, Inc.

Officers

Robert J. Phillippy
President and Chief Executive Officer

Charles F. Cargile
Senior Vice President, Chief Financial Officer and Treasurer

Jeffrey B. Coyne
Senior Vice President, General Counsel and Corporate Secretary

David J. Allen
Vice President and General Manager,
Spectra-Physics Lasers Division

Jeffrey R. Parker
Vice President, Optical Components Business, Photonics and Precision Technologies Division

Laurence D. Parson
Vice President, Integrated Solutions Business, Photonics and Precision Technologies Division

Gary J. Spiegel
Vice President, Worldwide Sales and Service

Dennis L. Werth
Vice President, Precision Components and Systems Business, Photonics and Precision Technologies Division

Committees of the Board

[1]Audit
[2]Compensation
[3]Corporate Governance and Nominating
(C)Committee Chairman